# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Immunocore Holdings plc, CIK 0001671927
CUSIP: 45258D105
Title of class of securities: American Depositary Shares, each representing one ordinary share, nominal value GBP 0.002 per share
Address of issuer's principal executive offices: 90 Park Drive, Milton Park, Abingdon, Oxfordshire, United Kingdom (X0), OX14 4RY
Date of event which requires filing of this statement: 10/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001232621

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,605,608; sole dispositive power 0; shared dispositive power 2,605,608; aggregate amount beneficially owned 2,605,608 (5.2% of the class)
  Comment: Tang Capital Management, LLC ("TCM") beneficially owns 2,605,608 American Depository Shares ("ADSs") which each represent one Ordinary Share. The percentages used herein are based on 50,387,068 Ordinary Shares outstanding as of July 31, 2025, as set forth in the Quarterly Report filed on Form 10-Q that was filed with the Securities and Exchange Commission on August 7, 2025. TCM shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI") and Kevin Tang.
- KEVIN TANG: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,605,608; sole dispositive power 0; shared dispositive power 2,605,608; aggregate amount beneficially owned 2,605,608 (5.2% of the class)
  Comment: Kevin Tang beneficially owns 2,605,608 ADSs which each represent one Ordinary Share. Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI and TCM.
- TANG CAPITAL PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,587,903; sole dispositive power 0; shared dispositive power 1,587,903; aggregate amount beneficially owned 1,587,903 (3.2% of the class)
  Comment: TCP beneficially owns 1,587,903 ADSs which each represent one Ordinary Share. TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,017,705; sole dispositive power 0; shared dispositive power 1,017,705; aggregate amount beneficially owned 1,017,705 (2% of the class)
  Comment: TCPI beneficially owns 1,017,705 ADSs which each represent one Ordinary Share. TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TANG CAPITAL PARTNERS IV, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Immunocore Holdings plc
Address of issuer's principal executive offices: 90 Park Drive, Milton Park, Abingdon, Oxfordshire, United Kingdom, OX14 4RY

## Item 2. Person Filing
Name of person filing: This Statement on Schedule 13G (this "Statement") is filed by TCM, the general partner of TCP and TCPI; Kevin Tang, the manager of TCM and Chief Executive Officer of Tang Capital Partners III, Inc. ("TCP III") and Tang Capital Partners IV, Inc. ("TCP IV"); TCP; TCPI; TCP III; and TCP IV.
Address of principal business office or, if none, residence: The address of TCM, Kevin Tang, TCP and TCPI is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of TCP III and TCP IV is 400 S. 4th Street, 3rd Floor, Las Vegas, NV 89101.
Citizenship: TCM is a Delaware limited liability company. Mr. Tang is a United States citizen. TCP and TCPI are Delaware limited partnerships. TCP III and TCP IV are Nevada corporations that are indirectly wholly owned by TCP.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,605,608
Percent of class: 5.2
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 2,605,608 shares
Sole power to dispose or to direct the disposition: 0 shares
Shared power to dispose or to direct the disposition: 2,605,608 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (10/24/2025)
- KEVIN TANG: /s/ Kevin Tang, Self (10/24/2025)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (10/24/2025)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (10/24/2025)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (10/24/2025)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (10/24/2025)